FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 30, 2020, announcing that Gilat Plans to Distribute $55 Million in Dividends ($20M declared and an additional $35M to be declared subject to court approval).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 30, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Plans to Distribute $55 Million in Dividends to
Shareholders

Cash dividend of $20 million declared and an additional $35 million to be declared subject to court approval

Petah Tikva, Israel, October 30, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its Board of Directors has declared a cash dividend to shareholders in the amount of $0.36 per share (approximately $20 million in the aggregate). The dividend will be paid in US$ on December 2, 2020 to shareholders of record on November 12,  2020.

In addition, in accordance with Israeli law requirements, the Board of Directors has approved the filing of a motion with the Israeli court to approve the declaration of an additional cash dividend of approximately $35 million. The Company will in due course provide an update on the filing of the motion, expected in November, and the court’s decision. Subject to court approval, the Board of Directors will set the record date and payment date for such additional cash dividend.

“Following the receipt of the termination payment from Comtech, we are pleased to distribute this meaningful dividend to our shareholders,” said Adi Sfadia, Gilat’s Interim CEO. “Our highly liquid financial position which consists of approximately $140 million in net cash and our valuable unrealized real estate assets allows us to distribute this dividend while exploring several interesting investment opportunities that will allow us to accelerate our growth.” concluded Mr. Sfadia.

In accordance with Israeli tax law, the Company will withhold 25% of the gross amount of the dividend paid to shareholders.  The dividend payment may be subject to certain applicable exemptions (including the exemption for distribution of dividends to Israeli corporations that are exempt from Israeli withholding tax) and tax reliefs. Also, the Company intends to request a ruling from the Israel Tax Authority to set procedures with respect to eligible  shareholders who are residents of a country with which Israel has a tax treaty providing for a lower withholding tax rate with respect to the dividend. For that purpose, the Company has appointed IBI Trust Management as a paying agent to act in accordance with the Israeli Tax Ordinance. A shareholder who holds his or her shares other than through a Israeli financial institution and who is subject to a lower withholding tax rate as a resident of a country with which Israel has a treaty for the avoidance of double taxation may contact the paying agent to inquire about such shareholder's  eligibility for a lower withholding tax rate. Such shareholder may submit to the paying agent the documentation as will be specified in the instructions letter which, subject to receipt of the tax ruling from the Israeli Tax Authority, will be posted on the Company’s website under the “Investors Relations” tab. Subject to complying with the applicable requirements and submitting all the required documents, the paying agent will transfer the surplus tax amount, if applicable, to the shareholder’s bank account in the manner specified in the instruction letter. The contact details for the paying agent are IBI-CM@IBI.co.il, telephone: +972-50-620-9410, 9 Ahad Ha'am St., Tel-Aviv, Israel.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com